Exhibit 16.01

(Letterhead of Louis Plung & Company, LLP Appears Here)

July 13, 2020

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

On July 13, 2020, we were notified that Innovative Designs, Inc. (the “Company”) engaged Boyle, CPA, LLC (“Boyle”) as its principal accountant for the year ending October 31, 2020 and that the auditor-client relationship with Louis Plung & Company, LLP was terminated on July 13, 2020. We have read the Company's statements included under Item 4.01 of its Form 8-K dated July 13, 2020, and we agree with such statements, except that we are not in a position to agree or disagree with the Company's statement that the change was approved by the Board of Directors and we are not in a position to agree or disagree with the statements regarding the engagement of and lack of consultations with Boyle.

Very truly yours,

/S/Louis Plung & Company, LLP

Pittsburgh, PA